LAW OFFICE OF C. RICHARD ROPKA, L.L.C.

C. Richard Ropka, LLM (Tax) †

215 Fries Mill Road

Turnersville, New Jersey 08012

†  Admitted to practice in US Supreme Court,

(856) 374-1744

     US District Court & US Tax Court

(1-866) 272-8505 (Fax)

March 8, 2019

VIA EDGAR

Anu Dubey, Staff Counsel

U.S. Securities and Exchange Commission
Division of Investment Management

Office of Disclosure and Review

100 F Street N.E.
Washington DC 20549

Re:

Monteagle Funds (“Registrant”)

File Nos. 333-41461; 811-08529

Dear Ms. Dubey:

Kindly accept this letter on behalf of Monteagle Funds (“Trust”), set forth below are the comments that you expressed in our telephone conversation on February 21, 2019 regarding the registrant’s Post-Effective Amendment No. 70 filed with the Securities and Exchange Commission (“SEC”) on January 17, 2019, and the responses thereto.  Your comments are set forth in italics and are followed by the Registrant’s responses on behalf of its separate series the Monteagle Opportunity Equity Fund, which will  be reflected in its next filing.  We are accompanying with this letter the pages that reflect the changes for your reference.

The registrant’s responses are as follows:

Prospectus

1.

Consider deleting the “Maximum Sales Charge (Load) Imposed on Reinvested Dividends” line item from the Fees and Expenses Table since both classes do not charge those fees.

Response: The Registrant has made the requested revision and has deleted the referenced line in the “Fees and Expenses Table.”

2.

Revise the “Other Expenses” line item in the “Fees and Expenses Table” to conform with Instruction 3(c)(iii) to Item 3 of Form N-1A.

Ms. Anu Dubey

March 8, 2019

Response: The Registrant has made the requested revisions pursuant to the referenced instructions and set forth “Operating Services Fee” as a separate line within the “Other Expenses” category.

3.

Confirm whether the statement “‘Total Annual Fund Operating Expenses’ do not correlate to the ratio of expense to average net assets provided in the Financial Highlights” in footnote 1 to the Fees and Expenses Table is accurate.

Response: The Registrant has confirmed that the “Total Annual Fund Operating Expenses” do not correlate to the ratio of expense to average net assets provided in the Financial Highlights.

4.

Do foreign issuers include emerging market issuers to the level of a principal strategy? If so, add a reference to emerging market issuers and disclose the corresponding risk of emerging markets in the principal risks below.

Response: The Registrant confirms that the investments in foreign issuers do not include investments in emerging markets to a level of a principal investment strategy of the Fund.

5.

Consider removing “with Dividends” from the last line of the “Average Annual Total Returns” table.

Response: The Registrant has removed the words “with Dividends” for the last line of the “Average Annual Total Returns” table.

6.

Add additional disclosure as required by Item 9 of Form N-1A.

Response: The Registrant has made the requested revisions in satisfaction of the Item #9 of the Form N-1A instructions.

7.

Revise the “Portfolio Managers” section to conform with disclosure as provided in the Statement of Additional Information, specifically that the “investment committee is jointly and primarily responsible for the day-to-day management.”

Response: The Registrant has made the requested revisions which conform to the disclosure found in the fund’s SAI that the “investment committee is jointly and primarily responsible for the day-to-day management.”

8.

Confirm whether the Adviser is paying the service providers pursuant to the Operating Services Agreement.  If so, please revise the last sentence under the sub-header “Other Service Providers” accordingly.

Response: The Registrant is contractually obligated to pay the service providers pursuant to an Operating Services Agreement. Accordingly, the disclosure has been revised to reflect this obligation.

Ms. Anu Dubey

March 8, 2019

9.

Consider whether the annual IRA and ESA maintenance fee should be reflected in the Fees and Expenses table above. See Instruction 2(d) to Item 3 of Form N-1A.

Response: The Registrant does not believe that the IRA and ESA maintenance fee is required to be included in the “Fee and Expense Table” as the referenced fees apply only to a limited number of the Fund’s shareholders based solely on this circumstance.  Accordingly, the corresponding instructions do not require the inclusion of this line.

10.

Relative to the Fund’s redemption of Fund Shares disclosure include additional disclosure as required by Items 11(c)(7) and (8) of the N-1A instructions and further consider disclosing additional details about redemptions in kind, such as whether those redemptions are made using pro rata slices of portfolio assets, individual securities or representative baskets of securities directing our attention to the SEC’s Liquidity Rule Adopting Release at page 294 therein.

Response:  The Registrant believes that its current disclosure satisfies the requirements set forth in Items 11(c)(7) and (8) of the N-1A instructions as the Registrant’s disclosure states that the redemption typically pays out in seven (7) days and that the redemption request is met first with cash or cash equivalents. As to the suggestion to provide additional disclosure regarding the fund’s redemptions in-kind, additional disclosure has been provided as follows:

Redemption In-Kind: The Fund typically expects to satisfy requests by using holdings of cash or cash equivalents or selling portfolio assets. On a less regular basis, and if the Adviser believes it is in the best interest of the Fund and its shareholders not to sell portfolio assets, the Fund may satisfy redemption requests by using short-term borrowing from the Fund’s custodian to the extent such arrangements are in place with the custodian. In addition to paying redemption proceeds in cash, the Fund reserves the right to make payment for a redemption in securities rather than cash, which is known as a “redemption in kind.” While the Fund does not intend, under normal circumstances, to redeem its shares by payment in kind, it is possible that conditions may arise in the future which would, in the opinion of the Trustees, make it undesirable for the Fund to pay for all redemptions in cash. In such a case, the Trustees may authorize payment to be made in readily marketable portfolio securities of the Fund, either through the distribution of selected individual portfolio securities or a pro-rata distribution of all portfolio securities held by the Fund. Securities delivered in payment of redemptions would be valued at the same value assigned to them in computing the Fund’s net asset value per share. Shareholders receiving them may incur brokerage costs when these securities are sold and will be subject to market risk until such securities are sold. An irrevocable election has been filed under Rule 18f-1 of the 1940 Act, wherein the Fund must pay redemptions in cash, rather than in kind, to any shareholder of record of the Fund who redeems during any 90-day period, the lesser of (a) $250,000 or (b) 1% of the Fund’s net asset value at the beginning of such period. Redemption requests in excess of this limit may be

Ms. Anu Dubey

March 8, 2019

satisfied in cash or in kind at the Fund’s election. The Fund’s methods of satisfying shareholder redemption requests will normally be used during both regular and stressed market conditions.

11.

Consider disclosing whether the board has adopted policies and procedures regarding frequent trading as required by Item 11(e)(2) of Form N-1A.

Response: The Registrant has revised the applicable disclosure to reflect that Board has adopted policies and procedures regarding frequent trading pursuant to the referenced instructions.  Accordingly, the following  disclosure has been included.

“To minimize harm to the Fund and its shareholders, the Board of Trustees has adopted policy and procedures directing the Funds to reject any purchase order with respect to one investor, a related group of investors or their agent(s), where it detects a pattern of purchases and sales of a Fund that indicates market timing or trading that it determines is abusive”.

12.

Add disclosure regarding the investment experience of the sub-adviser as required by Item 10 of Form N-1A.

Response: The Registrant has revised the disclosure to reflect additional information regarding the sub-advisor in satisfaction of the referenced item.

Statement of Additional Information

1.

The second sentence of the third paragraph under the heading “Investment Objectives, Policies and Risk Considerations” states that “[i]n the event that The Fund invests in other investment companies, such investments would be for cash management purposes.” Consider whether this disclosure should be added in the Prospectus as a principal. If so, revise accordingly.

Response: The referenced disclosure is not a principal investment strategy; accordingly, the Registrant does not believe additional disclosure should to be included in the Prospectus.

2.

Consider revising the limit on borrowing as a temporary measure for extraordinary or emergency purposes to 5% as permitted in Section 18(g) of the 1940 Act.

Response: The Registrant has revised the language to limit the borrowings to 5% as set forth in Section 18(g) of the 1940 Act.

3.

Include a statement that the financial statements of the independent registered public accounting firm's report appearing in the Annual Report and in the Semi-Annual Report are hereby incorporated by reference on the cover page of the Statement of Additional Information. See Item 14(A)(iii) of Form N-1A.

Response: Additional language has been provided to satisfy the referenced item of Form N-1A.

Ms. Anu Dubey

March 8, 2019

4.

Please confirm to us that this Prospectus in this 485A filing will not be used to sell shares of the Fund until the reorganization is complete.

Response:  The Registrant confirms that the Prospectus set forth in the referenced 485(a) filing will not be used to sell shares of the Fund until the proposed reorganization is complete.

Thank you for your kind attention to the matter.  Should you have any questions, please contact me.

Sincerely,

/s/ C. Richard Ropka

C. Richard Ropka, Esq.

CRR:ab

Encl(s).